Exhibit 99(a)(5)(C)

Press Release

February 21, 2006

E.ON Announces approx. € 29.1 billion All Cash Offer For Endesa

E.ON announced today, February 21, 2006, an offer for Endesa, Spain’s largest electricity company, to create the world’s leading power and gas company serving more than 50 million customers in more than 30 countries.

E.ON is offering to acquire 100 percent of the share capital of Endesa at a price of €27.50 per share in cash, which represents a premium of 48.2 percent to Endesa’s undisturbed closing share price on September 2, 2005. The consideration for 100 percent of the ordinary share capital of Endesa is a total of approx. €29.1 billion. The enterprise value is approx. €55.2 billion including net debt, provisions and minorities of approx. €26.1 billion. The transaction meets all of E.ON’s stated financial criteria.

E.ON is the world’s largest private power and gas company with over 30 million customers in more than 20 European countries and the United States. Headquartered in Düsseldorf, E.ON is one of Germany’s three largest industrial Groups measured by market capitalization.

The combination will:

•
Strengthen E.ON’s position as the leading power and gas company in the world. E.ON and Endesa’s combined 2005 sales would amount to 608 billion kWh of electricity and 945 billion kWh of gas, supplying more than 50 million customers, and employing more than 107,000 people;

•	Establish a strong presence and active competitive position in all of the important regional power and gas markets in Europe. E.ON

E.ON AG
E.ON Platz 1
D-40479 Düsseldorf

For information please contact:

Dr. Peter Blau
Phone:  +49-211-45 79-628
Fax:     +49-211-45 79-629

Josef Nelles
Phone:    +49-211-45 79-544
Fax:     +49-211-45 79-566

www.eon.com
Presse@eon.com

Press Release E.ON AG, February 21, 2006                                                                                                           Page 2 of 8

will be well-positioned to create significant long-term value from the ongoing integration of European power and gas markets;

•
Position E.ON as the market leader in the high growth Iberian power generation and retail energy market and, in a single step, allow E.ON to gain strong market positions across a number of key Latin American countries, one of the world’s fastest growing energy markets.

On completion of the transaction, E.ON intends to leverage its scale and expertise to benefit consumers and shareholders through the application of best practice standards across its business and its ability to fund capital expenditure plans and absorb risk.

Wulf H. Bernotat, E.ON’s Chief Executive Officer said: "This transaction not only gives E.ON a new dimension but it also offers significant advantages to Endesa and its employees. The company will remain intact, which is something that will also benefit Spanish consumers. As part of a major, international energy group, Endesa will give new impetus to competition in Spain. The combination of E.ON and Endesa will create a leading competitive player with operations in all key European countries. It represents an important step towards creating a single European energy market."

Good value for Endesa’s shareholders

The offer price represents a premium of:

•	48.2 percent to the closing price of Endesa’s shares on September 2, 2005, the last day of trading before the disclosure of an unsolicited offer for Endesa;

•	52.7 percent to the average price of the six months preceding September 2, 2005;

•	7.9 percent to yesterday’s closing share price (February 20, 2006).

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If Endesa shareholders are paid a dividend prior to the transaction’s completion, the offer price of € 27.50 per share will be reduced by the amount of the per-share dividend.

E.ON will build on Endesa’s strength in its core markets

E.ON is currently organized into five market units. Following completion, E.ON intends to form a new Southern European and Latin American market unit to be headquartered in Madrid, operating as a Spanish company. This market unit will consist of Endesa’s existing operations and E.ON’s current operations in Italy, and will be E.ON’s second largest market unit by revenue and the largest single contributor to E.ON’s EBITDA. Endesa’s existing management and employees will play a critical and important role in growing those businesses further. Furthermore, E.ON intends to expand Endesa’s Centre for Excellence in Distribution based in Barcelona, into its Global Centre of Excellence, which will serve as a key resource for the entire E.ON Group.

Wulf H. Bernotat added: “I very much look forward to welcoming all of Endesa’s employees to our Group and supporting them as they further develop the business. Integration of the acquired businesses will be a priority, and we will work closely with Endesa’s management and employees to maximize efficiency by the application of best practice processes across all of our market units and businesses.”

Endesa is the market leader in Spain with 22,000 MW of installed generation capacity, 11 million electricity customers and 550,000 gas customers. Together with Endesa, E.ON intends to be an important competitor and contributor to the further development of the Spanish market, including realizing opportunities in gas-power convergence. Capital expenditure will be focused on Endesa’s “Progress in Capacity” plan, continuing Endesa’s investment in the construction of new CCGT facilities, LNG capacity and the development of renewables and CHP activities.

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The combination of experience and best practice from E.ON and Endesa will benefit all stakeholders in Spain, generating increased competition and contributing to the further development of the Spanish energy market. The new company’s diversified gas sourcing will secure longterm supply in Spain. By building on Endesa’s competitive position it will also ensure that the Spanish market benefits from E.ON/Endesa’s balance of supply and generation assets.

In Italy, Endesa’s number three position in the power market with 6,600 MW and access to new LNG import capacity combines well with E.ON’s planned 800MW CCGT plant in Livorno Ferraris and existing 750,000 gas customers. Endesa’s position in France, with 2,500 MW of generation capacity, will allow E.ON to compete for the opportunities which deregulation will bring, and also permit further interconnection.

In Latin America, E.ON intends to build on Endesa’s strong and stable cash generative business and a customer base of 11 million. In particular Chile, the core country of Endesa’s Latin American business with approximately half of the proportional EBITDA of Enersis, the largest utility player in Latin America, represents an attractive opportunity for future growth. The combined customer, energy and risk management experience will be a critical asset of the new combined company.

A financially attractive transaction

The transaction meets E.ON’s strict financial criteria, and is expected to be earnings enhancing in the first full year of acquisition. The transaction is also expected to deliver returns above E.ON’s cost of capital. E.ON’s current dividend policy is unaffected by the acquisition, including the special dividend relating to the Degussa disposal.

Press Release E.ON AG, February 21, 2006                                                                                                           Page 5 of  8

Financing for the acquisition will come from E.ON’s new credit facilities provided by HSBC, Citigroup, JP Morgan and Deutsche Bank, and from existing funds. The company will continue to have the financial strength needed for further investments in the energy sector, and the capital expenditure plans of E.ON and Endesa are expected to remain in place. E.ON remains committed to maintaining a “single A flat” (A/A2) credit rating post completion of the transaction.

Wulf H. Bernotat commented: “E.ON and Endesa are a strategically excellent fit, securing attractive domestic growth and strengthening E.ON’s position as the European market moves towards integration. E.ON is offering a very attractive price within its stated investment returns criteria.”

Conditions of the offer

The completion of the offer is conditional upon:

(a)	E.ON acquiring a minimum of 529,481,934 shares of Endesa, representing 50.01 percent of the share capital of Endesa, as a result of the offer; and

(b)	Endesa shareholders at the general shareholders’ meeting of Endesa resolving to:

(i)	amend article 32 of its articles of association to remove any limitation or restriction regarding the number of votes capable of being exercised by Endesa shareholders;

(ii)	amend articles 37 and 38 of its articles of association to remove the requirements regarding types of directors and majority composition of the Board of Directors of Endesa; and

(iii)	amend article 42 of its articles of association to remove the conditions to be appointed a director or Chief Executive Officer

Whilst they are not conditions of the offer, relevant notifications with the General Secretary of Energy (Secretaría General de Energía) in Spain and the European Commission will be filed by E.ON.

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E.ON’s current expectation is that the transaction will be completed by midyear 2006.

Media Contact
E.ON AG
Corporate Communications
Dr. Peter Blau                     +49 (0)211 45 79 628
Josef Nelles                        +49 (0)211 45 79 544

Spain
Deva Comunicaciones       +34 91 360 1720
Gonzalo Lacalle           +34 677 405 341
Juan Torres              +34 666 582 837

UK / International
Finsbury Group          +44 (0)20 7251 3801
Edward Orlebar              +44 (0)7771 888 136
Rollo Head                 +44 (0)7768 994 987

Analyst & Investor Contact
E.ON AG
Investor Relations
Kiran Bhojani                     +49 (0)211 45 79 542

Advisers to E.ON
HSBC
David Livingstone                 +44(0)207 992 2201
Mark Bentley                     +44(0)207 992 2357

E.ON is the world's largest private power and gas company, with over 30 million customers in more than 20 European countries and the United States and unaudited sales in 2005 amounting to more than €50 billion. Since its establishment in 2000, E.ON has focused on power and gas supply having successfully developed new markets in the United States, the United Kingdom, Central and Eastern Europe as well as Scandinavia. E.ON holds leading positions in each of these markets and by the end of 2008 will have spent, according to its

Press Release E.ON AG, February 21, 2006                                                                                                           Page 7 of  8

investment plan, €18.6 billion mainly on the expansion and modernization of power stations and networks throughout its markets.

Endesa is the leading utility in the Spanish electricity system and the number one private-sector multinational electricity utility in Latin America; it is a major operator in Italy; it has a growing presence in the various natural gas market segments in Spain and Portugal; and its business in the renewable energies field is well consolidated.

This press release does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, Corredores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This press release may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability

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whatsoever to update these forward-looking statements or to conform them to future events or developments.